

Mail Stop 3561

July 19, 2016

Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 001-32696**

Dear Mr. Montero:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects
Operating Results, page 46

1. We note your disclosure regarding the decrease in passenger yield "mainly due to Brazil, Colombia and Venezuela markets." Please tell us and disclose the cause for the declining yields in those markets, and any potential future impact to those markets as a result of those circumstances. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding our comment on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure